FILED PURSUANT TO RULE 424(b)
                                                      REGISTRATION NO. 333-73960

PROSPECTUS
                                1,500,000 SHARES

                       GENTNER COMMUNICATIONS CORPORATION

                                  Common Stock

     We are registering these shares of our common stock for resale by the selling security holders identified in this prospectus.

     For a description of the plan of distribution of the resale shares, see page 15 of this prospectus. We will receive none of the proceeds from sales by the selling security holders.

     Our common stock is currently traded on the Nasdaq National Market under the symbol "GTNR." On December 10, 2001, the last reported sales price for our common stock was $17.43 per share.


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         Investment in our common stock involves a high degree of risk.
           See "Risk Factors" beginning on page 4 of this Prospectus.

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Neither  the  Securities  and  Exchange  Commission  nor  any  state  securities commission has approved or disapproved of these securities, or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.



                The date of this Prospectus is December 11, 2001.

                                  OUR BUSINESS

     The Securities and Exchange Commission (the "SEC") allows us to "incorporate by reference" certain information that we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will update automatically, supplement and/or supersede this information. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should read the following summary together with the more detailed information regarding our company, our common stock and our financial statements and notes to those statements appearing elsewhere in this prospectus or incorporated herein by reference. References in this prospectus to "our company," "we," "our," and "us" refer to Gentner Communications Corporation.

                                    BUSINESS

     We primarily develop, manufacture, market and distribute products and services for the conferencing equipment, conferencing services, and broadcast markets. Until 1991, our primary business was the sale of studio and transmitter-related equipment to broadcast facilities. Since then, we have applied our core digital audio technology to the development of products for conferencing, sound reinforcement, and assistive listening applications. In addition, we offer conferencing services, including conference calling, Webconferencing, document conferencing, audio and video streaming, and customer training and education.

     We initially began selling our products to the telephone interface portion of the broadcast market. These products are primarily used to put callers on the air for call-in talk shows. In 1991, using the technological expertise gained in the broadcast market, we commenced marketing products specifically developed for the audioconferencing market. Our audioconferencing products provide users with a natural, two-way method of conversation without the cut-offs, distortion, noise and echo associated with traditional speakerphones. Audioconferencing products are installed in conference rooms, courtrooms, and distance learning facilities. We also develop assistive listening systems that provide enhanced audio for those with hearing disabilities. Over the past two years, we have expanded our market opportunity by introducing products targeting the videoconferencing and sound reinforcement markets. Videoconferencing products are typically installed in the same types of venues as our audioconferencing products. Sound reinforcement products target larger venues, such as stadiums, arenas, theaters, houses of worship and convention centers. Product sales from continuing operations accounted for 71% of our total sales from continuing operations during fiscal 2001, compared to 79% in fiscal 2000 and 84% in fiscal 1999.

     In fiscal 1993, we introduced Gentner Conference Call(R) (1-800 LETS MEET(R)), a comprehensive teleconferencing service. Over the past two years, we have expanded its service offerings to include on-demand, reservationless conference calling, Webconferencing, and audio and video streaming over the Internet. During fiscal year 2001, sales from conferencing services accounted for 29% of our total sales from continuing operations, compared to 21% in fiscal 2000 and 16% in fiscal 1999.

     Our international sales were 13%, 12%, and 12% of our total sales from continuing operations for fiscal years 2001, 2000, and 1999, respectively.

     In fiscal year 2001, we changed our reportable operating segments to reflect how we evaluate our operating performance and allocate resources. Prior to fiscal year 2001, our reportable segments included RFM/Broadcast, Conferencing Products, Conferencing Services and Other. On July 5, 2000, we concluded the purchase of the assets of ClearOne, Inc. Through this purchase, we obtained valuable technology for videoconferencing products, as well as existing audioconferencing products and related technology. As of April 12, 2001, we sold the assets of the remote control portion of the RFM/Broadcast division. Subsequent to the disposal, we now operate in two different segments - Products and 1-800 LETS MEET(R).

     Our  Products   segment   includes  the   following   areas:   room  system
audioconferencing and videoconferencing products, sound reinforcement products, broadcast telephone interface products, and assistive listening systems.

     Our 1-800 LETS MEET(R) segment is responsible for all teleconferencing services, including full-service conference calling; on-demand, reservationless conference calling, Webconferencing, and audio and video streaming.

     We are focused on increasing our share of target markets through new product and service introductions, and through enhanced international efforts. The acquisition of Ivron System, Ltd. discussed below reflects this focus.

                              CORPORATE INFORMATION

     Our company was organized under the laws of the State of Utah on July 8, 1981 as Gentner Engineering Company, Inc. On March 26, 1985, Gentner Engineering Company went public by way of a reverse purchase when Insular, Inc. (incorporated in Utah on July 8, 1983), acquired Gentner Engineering and changed its name to Gentner Electronics Corporation. On July 1, 1991, Gentner Electronics Corporation changed its name to Gentner Communications Corporation ("Gentner") to more accurately reflect the expanding nature of our business.

     Our executive offices are currently located at 1825 Research Way, Salt Lake City, Utah 84119, and our telephone number is (801) 975-7200.

                               RECENT DEVELOPMENTS

     At our annual meeting of shareholders held on November 14, 2001, our shareholders approved an amendment to our corporate charter to change our name to "ClearOne Communications Inc." The name change will be effective on January 1, 2002. At that time, our trading symbol will become "CLRO." In addition, our shareholders approved an amendment to our 1998 Stock Option Plan to increase the number of shares of common stock reserved for issuance thereunder by 800,000 shares, increasing to 2,500,000 the number of shares available for issuance under the 1998 Plan.

     On October 3, 2001, we acquired all of the issued and outstanding shares of common stock of Ivron for an initial sum of approximately $6.0 million paid from our cash reserves. Ivron shareholders may also receive approximately 450,000 shares of Gentner common stock in July 2002, contingent upon the completion of certain product development targets. In accordance with the provisions of the acquisition documents, if certain performance targets are met, the Ivron shareholders can also earn up to an additional $18.0 million in a combination of cash and shares over fiscal years 2003 and 2004. As of the date hereof, Ivron is being operated as an indirect wholly-owned subsidiary of Gentner. Prior to the acquisition, we had a contractual relationship with Ivron under which they had agreed to provide us with certain video technology.

     Michael Peirce, Ivron's founder and chairman of the board, has joined Gentner's board of directors. In addition, Joe Stockton, the former President of Ivron, has been appointed as our Vice President for Business Development.

     Ivron's executive offices are located in Dublin, Ireland. Ivron is a developer and supplier of hardware and software platforms for video conferencing. As a result of the acquisition, we acquired a product already being sold by Ivron, the VuLink videoconferencing product. Ivron will continue its focus on developing new videoconferencing products.

     A more detailed description of the Ivron transaction and detailed pro forma combined financial information, has been included in our Current Reports on Forms 8-K filed with the Commission on October 18, 2001, and 8-K/A filed on November 23, 2001, both incorporated herein by reference.

     On October 23, 2001, we announced our intention to implement a new and major marketing and advertising campaign. This campaign will focus on our being a provider of an integrated suite of audio and video conferencing products and services. We intend to build product demand through our current distribution channel and increase end-user awareness of the Gentner (R) brand. We anticipate that these marketing efforts will include a new advertising campaign, web site, traditional and electronic direct marketing efforts, dealer road shows and training programs, and collateral materials that support channel partner efforts.

                                  RISK FACTORS

     Except for the historical information contained in this prospectus or incorporated by reference, this prospectus (and the information incorporated by reference in this prospectus) contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed here or incorporated by reference. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the following section, as well as those discussed elsewhere in this prospectus and in any other documents incorporated by reference.

     Investment in our shares involves a high degree of risk. You should consider the following discussion of risks as well as other information in this prospectus and the incorporated documents before purchasing any shares. Each of these risk factors could adversely affect our business, operating results, prospects and financial condition, as well as adversely affect the value of an investment in our common stock.

We may not be able to keep up with rapid technological change in the audio and videoconferencing industries which could make our products obsolete and reduce our revenues.

     Our products and services markets are highly competitive and characterized by rapid technological change. Our future performance will depend in large part upon our ability to remain competitive and to develop and market new products and services in these markets in a timely fashion that responds to customers' needs and incorporates new technology and standards.

     We may not be able to design and manufacture products that address customer needs or achieve market acceptance. Any significant failure to design, manufacture, and successfully introduce new products or services could materially harm our business.

     The markets in which we compete have historically involved the introduction of new and technologically advanced products and services that cost less or perform better. If we are not competitive in our research and development efforts, our products may become obsolete or be priced above competitive levels.

     Although we believe that, based on their performance and price, our products and services are currently attractive to customers, we cannot assure you that competitors will not introduce comparable or technologically superior products or services, which are priced more favorably than ours.

We face intense competition in the audio and videoconferencing industries which could significantly limit our growth.

     The markets for our products and services are highly competitive. These markets include our traditional dealer channel, the market for our conferencing services, and our retail channel. We compete with businesses having substantially greater financial, research and development, manufacturing, marketing, and other resources. If we fail to maintain or enhance our competitive position, we could experience pricing pressures and reduced sales, margin, profits, and market share, each of which could materially harm us.

We have no control over general economic conditions which may adversely impact our business.

     As our business has grown, we have become increasingly subject to adverse changes in general economic conditions, which can result in reductions in capital expenditures by customers, longer sales cycles, deferral or delay of purchase commitments for products, and increased price competition. Although these factors have not materially impacted us in recent years, if the current economic slowdown continues or worsens, these factors could adversely affect our business and results of operations.

We may not be able to market our products and services effectively which may adversely affect our revenues.

     We are subject to the risks inherent in the marketing and sale of current and new products and services in an evolving marketplace. We must effectively allocate our resources to the marketing and sale of these products through diverse channels of distribution. Our current strategy is to establish distribution channels and direct selling efforts in markets where we believe there is a growing need for our products and services. For example, with the acquisition of the ClearOne assets we have expanded our products to include the retail market. We cannot assure you that this strategy will prove successful.

We may be unable to manage our rapid growth or implement our expansion strategy.

     We are experiencing a period of significant expansion in personnel, facilities and infrastructure, and we anticipate that further expansion will be required to address potential growth in our customer base and market opportunities. This expansion will require continued application of management, operational and financial resources.

     To manage the expected growth of operations and personnel, we may need to improve our transaction processing, operational and financial systems, procedures and controls. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. Difficulties in managing these challenges could adversely affect our financial performance.

Difficulties in estimating customer demand in our Products segment could harm our operating results.

     Orders from our resellers are based on demand from end-users. Prospective end-user demand is difficult to measure. This means that any period could be adversely impacted by lower end-user demand, which could in turn negatively affect orders we receive from resellers. Our expectations for both short- and long-term future net revenues are based on our own estimates of future demand as well as backlog based on our blanket purchase order program in which certain dealers commit to purchase specified quantities of products over a twelve month period. We also base expense levels on those revenue estimates. If our estimates are not accurate, our financial performance could be adversely affected.

Our profitability may be adversely affected by our continuing dependence on our distribution chain.

     We market our products primarily through a network of dealers and master distributors. All of our agreements regarding such dealers and distributors are non-exclusive and terminable at will by either party. Although we believe that our relationships with such dealers and distributors are good, we cannot assure you that any or all such dealers or distributors will continue to offer our products.

     Price discounts to our distribution channel are based on performance. However, there are no obligations on the part of such dealers and distributors to provide any specified level of support to our products or to devote any specified time, resources or efforts to the marketing of our products. There are no prohibitions on dealers or distributors offering products that are competitive with ours. Most dealers do offer competitive products. We reserve the right to maintain house accounts, which are for products sold directly to customers. The loss of dealers or distributors could have a material adverse effect on our business.

     We will likely require future capital and are uncertain of the availability or terms of additional funding. If our capital becomes insufficient and additional funding is unavailable, inadequate or not available on acceptable terms, it may adversely affect the value of shares of our stock.

     As of June 30, 2001, we had approximately $6.9 million in cash and $17 million in working capital. As of September 30, 2001, we had approximately $7.9 million in cash and $18.5 million in working capital. Since September 30, 2001, we spent $6 million in cash as a portion of the purchase price for the acquisition of Ivron Systems, Ltd. We may be required to seek additional financing if anticipated levels of revenue are not realized, if higher than anticipated costs are incurred in the development, manufacture, or marketing of our products, or if product demand exceeds expected levels. We cannot assure you that any additional financing would be available on acceptable terms, or at all.

     In addition, our $5 million revolving line of credit matures in December of 2001 and we cannot assure you that we will be able to extend the maturity date of the line of credit or obtain a replacement line of credit from another commercial institution. We had no outstanding balance payable on the line of credit as of June 30, 2001 or September 30, 2001. To the extent the line of credit is not extended or replaced and cash from operations is insufficient to fund operations, we may be required to seek additional financing.

Service interruptions could affect our business.

     We rely heavily on our network equipment, telecommunications providers, data, and software, to support all of our functions. Our conference calling service relies 100 percent on the network for its revenues. While we endeavor to provide for failures in the network by providing back-up systems and procedures, we cannot guarantee that these back-up systems and procedures will operate satisfactorily in an emergency. Should we experience such a failure, it could seriously jeopardize our ability to continue operations. In particular, should our conference calling service experience even a short term interruption of our network or telecommunication providers, our ongoing customers may choose a different provider, and our reputation may be damaged, reducing our attractiveness to new customers.

Our ability to provide products and services is dependent on our limited suppliers.

     Certain electronic components used in connection with our products can only be obtained from single manufacturers and we are dependent upon the ability of these manufacturers to deliver such components to our suppliers so that they can meet our delivery schedules. We do not have a written commitment from such suppliers to fulfill our future requirements. Our suppliers maintain an inventory of such components, but there can be no assurance that such components will always be readily available, available at reasonable prices, available in sufficient quantities, or deliverable in a timely fashion. If such key components become unavailable, it is likely that we will experience delays, which could be significant, in production and delivery of our products unless and until we can otherwise procure the required component or components at competitive prices, if at all. The lack of availability of these components could have a materially adverse effect on us.

     We believe that most of the key components required for the production of our products are currently available in sufficient quantities. We have experienced long component lead times in the past, but we are experiencing improved lead times on many products. Even though we have purchased more of these "longer-lead-time" parts to ensure continued delivery of products, reduction in these inventories have tracked with the reduction of lead times. Suppliers of some of these components are currently or may become competitors of ours, which might also affect the availability of key components to us. It is possible that other components required in the future may necessitate custom fabrication in accordance with specifications developed or to be developed by us. Also, in the event we, or any of the manufacturers whose products we expect to utilize in the manufacture of its products, are unable to develop or acquire components in a timely fashion, our ability to achieve production yields, revenues and net income may be adversely affected.

Our business could be adversely affected by unanticipated software problems.

     We have developed custom software for our products and have licensed additional software from third parties. This software may contain undetected errors, defects or bugs. Although we have not suffered significant harm from any errors or defects to date, we may discover significant errors or defects in the future that we may or may not be able to fix or fix in a timely or cost effective manner. Our inability to do so could harm our business.

Our business could be adversely affected if we were to experience technical difficulties or delays.

     While we have substantial experience in designing and manufacturing our products, we may still experience technical difficulties and delays with the manufacturing of our products. Potential difficulties in the design and manufacturing process that could be experienced by us include difficulty in meeting required specifications, difficulty in achieving necessary manufacturing efficiencies, and difficulties in obtaining materials on a timely basis.

We cannot control all aspects of the distribution process which could cause delays or reduce profit margins.

     Our financial performance is dependent in part on our ability to provide prompt, accurate, and complete services to customers on a timely and competitive basis. Delays in distribution in our day-to-day operations or material increases in our costs of procuring and delivering products could have an adverse effect on our results of operations. Any failure of either our computer operating systems, the Internet or our telephone system could adversely affect our ability to receive and process customers' orders and ship products on a timely basis. Strikes or other service interruptions affecting Federal Express Corporation, United Parcel Service of America, Inc., or other common carriers used by us to receive necessary components or other materials or to ship our products also could impair our ability to deliver products on a timely and cost-effective basis.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur expenses to enforce our rights.

     We currently rely primarily on a combination of trade secret, copyright, trademark, and nondisclosure agreements to establish and protect our proprietary rights in our products. We cannot assure you that others will not independently develop similar technologies, or duplicate or design around aspects of our technology. We believe that our products and other proprietary rights do not infringe any proprietary rights of third parties. We cannot assure you, however, that third parties will not assert infringement claims in the future. Such claims could divert our management's attention and be expensive, regardless of their merit. In the event of a claim, we might be required to license third party technology or redesign our products, which may not be possible or economically feasible.

Our business may be adversely impacted if the government stopped funding certain sales or if it changes regulations.

     In the conferencing market, we are dependent on government funding to place our distance learning sales and courtroom equipment sales. In the event government funding was stopped, these sales would be negatively impacted. Additionally, many of our products are subject to governmental regulations. New regulations could significantly adversely impact sales.

We do not intend to pay dividends.

     We have never paid cash dividends on our securities and do not intend to declare or pay cash dividends in the foreseeable future. Earnings are expected to be retained to finance and expand our business. Furthermore, our revolving line of credit prohibits the payment of dividends on our common stock.

You may experience dilution from outstanding option exercises and any future financings.

     As of September 30, 2001, we have granted options to purchase 1,957,798 shares under our 1990 Incentive Plan and our 1998 Stock Option Plan. Holders of these options are given an opportunity to profit from a rise in the market price of our common stock with a resulting dilution in the interests of the other stockholders. The holders of the options may exercise them at a time when we might be able to obtain additional capital through a new offering of securities on terms more favorable than those provided therein. Prior to our November 14, 2001 annual shareholders meeting we had granted all of the options available under the 1998 Stock Option Plan. However, as we discuss elsewhere, at the annual shareholders meeting, our shareholders approved an increase of 800,000 shares under our 1998 Stock Option Plan. Issuance of these shares will have further dilutive effect.

Our future success depends on our ability to retain our Chief Executive Officer and other key executives.

     We are substantially dependent upon certain of our employees, including Frances M. Flood, President and Chief Executive Officer and a director and shareholder. The loss of Ms. Flood by our company could have a material adverse effect on us. We currently have in place a key person life insurance policy on the life of Ms. Flood in the amount of $5,000,000.

Existing directors and officers can exert considerable control over us.

     The officers and directors of our company together had beneficial ownership of approximately 29.0 percent of our common stock (including options that are currently exercisable or exercisable within sixty (60) days) as of September 30, 2001. This significant holding in the aggregate places the officers and directors in a position, when acting together, to effectively control our company and could delay or prevent a change in control.

Our revenues could be adversely impacted if customers default on payments owed to us.

     We grant credit without  requiring  collateral to substantially  all of our
customers.   Although  the  possibility  of  a  large  percentage  of  customers defaulting exists, we believe this scenario to be highly unlikely.

We face additional risks because we do business on an international level.

     International sales represent a significant portion of our total revenue from continuing operations. For example, international sales represented 13 percent of our total sales from continuing operations for fiscal 2001 and 12 percent for fiscal 2000. If we are unable to maintain international market demand, our results of operations could be materially harmed. Our international business is subject to the financial and operating risks of conducting business internationally, including: unexpected changes in, or imposition of, legislative or regulatory requirements; fluctuating exchange rates, tariffs and other barriers; difficulties in staffing and managing foreign subsidiary operations; export restrictions; greater difficulties in accounts receivable collection and longer payment cycles; potentially adverse tax consequences; and potential hostilities and changes in diplomatic and trade relationships.

     During October 2000, we established Gentner Communications EuMEA GmbH, a wholly owned subsidiary headquartered in Nuremberg, Germany. Our subsidiary began operations during December 2000. Gentner EuMEA focuses on distribution, technical support, and training in Europe, the Middle East and Africa.

     Our sales in the international market are denominated in U.S. Dollars and Gentner EuMEA transacts business in U.S. Dollars, however, its financial statements are prepared in German Deutsche Marks according to German accounting principles. Consolidation of Gentner EuMEA's financial statements with those of our company, under United States generally accepted accounting principles, requires remeasurement to U.S. Dollars which is subject to exchange rate risks.

Our business is susceptible to exchange rate risk.

     On January 1, 1999, eleven member countries of the European Union established fixed conversion rates between their existing currencies ("legal currencies") and one common currency, the Euro. The Euro is now trading on currency exchanges and may be used in certain transactions such as electronic payments. Beginning in January 2002, new Euro-denominated notes and coins will be used, and legacy currencies will be withdrawn from circulation. The conversion to the Euro has eliminated currency exchange rate risk for transactions between the member countries, which for us primarily consists of sales to certain customers and payments to certain suppliers. We are currently addressing the issues involved with the new currency, which include converting information technology systems, recalculating currency risk, and revising processes for preparing accounting and taxation records. Based on the work completed so far, we do not believe the Euro conversion will have a significant impact on the results of our operations or cash flows.

The continued integration of our subsidiaries and the integration of any additional acquired businesses involves uncertainty and risk.

     We have dedicated and will continue to dedicate, substantial management resources in order to achieve the anticipated operating efficiencies from integrating ClearOne and Ivron Systems. Difficulties encountered in integrating ClearOne's or Ivron Systems' operations could adversely impact the business, results of operations or financial condition of our company. Also, we intend to pursue acquisition opportunities in the future. The integration of acquired businesses could require substantial management resources. There can be no assurance that any such integration will be accomplished without having a short or potentially long-term adverse impact on the business, results of operations or financial condition of our company or that the benefits expected from any such integration will be fully realized.

Our operating results are expected to be volatile and difficult to predict, and in some future quarters, our operating results may fall below the expectations of securities analysts and investors, which could result in material declines of our stock price.

     Our operating results may vary depending on a number of factors, including:

     o    demand for our audio and video systems and services;

     o    the timing, pricing and number of sales of our products;

     o actions taken by our competitors, including new product introductions and enhancements;

     o    changes in our price or the prices of our competitors;

     o our ability to develop and introduce new products and to deliver new services and enhancements that meet customer requirements in a timely manner;

     o    the length of the sales cycle for our products;

     o    our ability to control costs;

     o    technological changes in our markets;

     o deferrals of customer orders in anticipation of product enhancements or new products;

     o    customer budget cycles and changes in these budget cycles;

     o    general economic factors; and

     o other unforeseen events that may effect the economy such as the terrorist attacks in New York, NY and Washington, D.C. on September 11, 2001.

                       WHERE YOU CAN FIND MORE INFORMATION

     This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information contained in this prospectus or incorporated by reference. We have not authorized anyone else to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus, regardless of the time of delivery of this prospectus or any sale of common stock.

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read, without charge, and copy the documents we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at no cost from the SEC's website at http://www.sec.gov.

     We incorporate by reference the filed documents listed below, except as superseded, supplemented or modified by this prospectus, and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"):

     o our Annual Report on Form 10-K for the fiscal year ended June 30, 2001;

     o our Notice of Annual Meeting and Proxy Statement for our Annual Meeting of stockholders that was held on November 14, 2001;

     o our Current Report on Form 8-K filed with the SEC on October 18, 2001 ("8-K ");

     o    the Amendment to our 8-K filed on Form 8-K/A on November 23, 2001;

     o our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001; and

     o    the  description  of our common stock  contained  in our  Registration
          Statement under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

     The reports and other documents that we file after the date of this prospectus will update, supplement and supersede the information in this prospectus. You may request and obtain a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number:

               Gentner Communications Corporation
               1825 Research Way
               Salt Lake City, Utah 84119
               Telephone:  (801) 975-7200
               Attn:  Investor Relations

                 DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties that could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed throughout this prospectus. Among the key factors that could cause actual results to differ materially from the forward-looking statements:

     o    competitive factors;

     o    general economic conditions;

     o    rapid technological change;

     o    dependence on our distribution network;

     o    governmental regulation and funding;

     o    our ability to raise additional needed capital;

     o    dependence on third party suppliers;

     o    manufacturing difficulties;

     o    lack of patent protection;

     o    changes in industry practices; and

     o    one-time or non-recurring events.

     Because the risk factors referred to above, as well as the risk factors beginning on page 4 of this prospectus, could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on our behalf, you should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which factors will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                                SECURITY HOLDERS

     We are registering for resale shares of our common stock held by the security holders identified below. The security holders acquired the resale shares in a private placement transaction from us. We are registering the shares to permit the security holders and their pledgees, donees, transferees and other successors-in-interest that receive their shares from a stockholder as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares when and as they deem appropriate. The following table sets forth:

     o    the name of the security holders,

     o the number and percent of shares of our common stock that the security holders beneficially owned prior to the offering for resale of the shares under this prospectus,

     o the number of shares of our common stock that may be offered for resale for the account of the security holders under this prospectus, and

     o the number and percent of shares of our common stock to be beneficially owned by the security holders after the offering of the resale shares (assuming all of the offered resale shares are sold by the security holders).

     The number of shares in the column "Number of Shares Being Offered" represents all of the shares that each security holder may offer under this prospectus. We do not know how long the security holders will hold the shares before selling them or how many shares they will sell and we currently have no agreements, arrangements or understandings with any of the security holders regarding the sale of any of the resale shares. The shares offered by this prospectus may be offered from time to time by the security holders listed below. This table is prepared solely based on information supplied to us by the listed security holders. Based on that information, none of the listed security holders is a registered broker-dealer. The number of shares used in computing percentage of ownership under "Shares Beneficially Owned Prior to Offering" are based on an aggregate of 10,161,894 shares of our common stock issued and outstanding on November 21, 2001, adjusted on a pro form basis to include the 1,500,000 shares issued to the selling security holders in a private placement, and is calculated pursuant to rules promulgated by the Securities and Exchange Commission.


                                                     SHARES          NUMBER OF        SHARES
                                                  BENEFICIALLY        SHARES       BENEFICIALLY
                                                 OWNED PRIOR TO        BEING       OWNED AFTER
                                                   OFFERING          OFFERED(1)    OFFERING(2)
                                                -----------------    ---------   ----------------

              SECURITY HOLDERS                   Number   Percent                Number   Percent
              ----------------                   ------   -------                ------   -------
Smithwood Partners LLC                           165,317    1.63%     165,317         0         0

Oberweis Micro-Cap Portfolio*                     80,000     *         40,000    40,000         *

John P. Feighner & Anne C. Feighner TTEES
UTO 9/22/77 FBO Feighner Family Trust             10,000     *         10,000         0         0

Wedbush Morgan Securities CTDN Robert L.
IBSEN IRA Rollover 9-20-96                        10,000     *         10,000         0         0

Stonestreet Limited Partnership
                                                  30,000     *         30,000         0         0

Lakeside Capital Management                       50,000     *         50,000         0         0

Goldplate Investment Partners                     11,765     *         11,765         0         0

Alpha Capital AG                                  35,294     *         35,294         0         0

Quantico Partners, LP                             59,000     *         59,000         0         0

Gryphon Master Fund                              298,294    2.94%     298,294         0         0

Langley Partners, LP                             239,530    2.36%     239,530         0         0

Manuel Varveris                                   20,000     *         20,000         0         0

Dr. Delwar Hussain & Dilruba Hussain              10,000     *         10,000         0         0

Blue Fin Partners Inc.                             7,500     *          7,500         0         0

Neil I. Anderson                                  10,000     *         10,000         0         0

James T. Hawley                                    2,500     *          2,500         0         0

U.S. Bancorp Piper Jaffray Asset Management        5,600     *          5,600         0         0
for the benefit of Posner Partners MicroCap
Fund

* represents beneficial ownership of less than one percent of our common stock.

------------------------------------------

(1) This registration statement shall also cover any additional shares of common stock which become issuable in connection with the shares registered for resale hereby as a result of any stock dividend, stock split, recapitalization or other similar transaction effected without the receipt of consideration which results in an increase in the number of our outstanding shares of common stock.

(2) Assumes the sale of all shares offered hereby and no other purchases or sales of our commons stock.


                                                     SHARES          NUMBER OF        SHARES
                                                  BENEFICIALLY        SHARES       BENEFICIALLY
                                                 OWNED PRIOR TO        BEING       OWNED AFTER
                                                   OFFERING           OFFERED       OFFERING
                                                -----------------    ---------   ----------------

              SECURITY HOLDERS                   Number   Percent                Number   Percent
              ----------------                   ------   -------                ------   -------

U.S. Bancorp Piper Jaffray Asset Management          500     *            500         0         0
for the benefit of ES Tallmadge Residuary
Trust (2)

U.S. Bancorp Piper Jaffray Asset Management          500     *            500         0         0
for the benefit of Jane Pettit MicroCap Fund

U.S. Bancorp Piper Jaffray Asset Management       13,200     *         13,200         0         0
for the benefit of Lyndhurst Associates
MicroCap Fund

U.S. Bancorp Piper Jaffray Asset Management      211,700    2.08%     211,700         0         0
for the benefit of First American MicroCap
Fund

U.S. Bancorp Piper Jaffray Asset Management          400     *            400         0         0
for the benefit of William M. Chester
Children's SmallCap Fund

U.S. Bancorp Piper Jaffray Asset Management        3,800     *          3,800         0         0
for the benefit of Milwaukee Foundation
First American MicroCap Fund

U.S. Bancorp Piper Jaffray Asset Management        3,000     *          3,000         0         0
for the benefit of Milwaukee Jewish
Federation

U.S. Bancorp Piper Jaffray Asset Management       11,300     *         11,300         0         0
for the benefit of John J. Frantschi Life
Trust MicroCap Fund

Vision Small Cap Stock Fund                       22,400     *         13,100     9,300         *

SEI Institutional Investments Trust              135,600    1.33%      81,000    54,600         *

Undiscovered Managers Small Cap Growth Fund       27,600     *         16,600    11,000         *

SEI Institutional Managed Trust                  185,000    1.82%     111,000    74,000         *

Les Schwab P/S Retirement Trust                   16,000     *          9,600     6,400         *

Daughter's of Charity                             32,600     *         19,500    13,100         *

* represents beneficial ownership of less than one percent of our common stock.

                              PLAN OF DISTRIBUTION

     The selling security holders may sell the resale shares, for cash, from time to time in one or more transactions at:

     o    fixed prices,

     o    market prices at the time of sale,

     o    varying prices and terms to be determined at the time of sale, or

     o    negotiated prices.

     The selling security holders will act independently of us in making decisions regarding the timing, manner and size of each sale. The security holders may effect these transactions by selling the resale shares to or through broker-dealers. Broker-dealers engaged by the security holders may arrange for other broker-dealers to participate in the resales. The resale shares may be sold in one or more of the following types of transaction:

     o block trade(s) in which a broker-dealer attempts to sell the shares as agent but may resell a portion of the block as principal to facilitate the transaction,

     o purchase(s) by a broker-dealer as principal and resale(s) by the broker-dealer for its account under this prospectus,

     o    an exchange distribution in accordance with the rules of the exchange,

     o ordinary brokerage transactions and transactions in which a broker solicits purchasers,

     o privately negotiated transactions between the selling security holders and purchasers, without a broker-dealer, and

     o    a combination of any of the above transactions.

     We may amend or supplement this prospectus from time to time to describe a specific or additional plan of distribution. If the plan of distribution involves an arrangement with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution, or a purchase by a broker-dealer, the supplement will disclose:

     o the name of the selling security holder and the participating broker-dealer,

     o    the number of shares involved,

     o    the price at which the shares were sold,

     o the commissions paid or discounts or concessions allowed to the broker-dealer,

     o that the broker-dealer did not conduct any investigation to verify the information contained or incorporated by reference in this prospectus, and

     o    any other facts material to the transaction.

     In addition, if a selling security holder notifies us that a donee, pledgee or other transferee of the security holder intends to sell more than 500 shares, we will file a supplement to this prospectus. In addition, if a security holder notifies us of any material change with respect to the plan of distribution of the resale shares described herein, we will file a post-effective amendment to the registration statement of which this prospectus forms a part.

     The security holders may enter into hedging transactions with broker-dealers in connection with distributions of the resale shares. In these transactions, broker-dealers may engage in short sales of the shares to offset the positions they assume with the security holders. The security holders also may sell shares short and redeliver the shares to close out their short positions. The security holders may enter into option or other transactions with broker-dealers that require the delivery to the broker-dealer of the resale shares. The broker-dealer may then resell or otherwise transfer the shares under this prospectus. The security holders also may loan or pledge the resale shares to a broker-dealer. The broker-dealer may sell the loaned or pledged shares under this prospectus.

     Broker-dealers or agents may receive compensation from security holders in the form of commissions, discounts or concessions. Broker-dealers or agents may also receive compensation from the purchasers of the resale shares for whom they act as agents or to whom they sell as principals, or both. A broker-dealer's compensation will be negotiated in connection with the sale and may exceed the broker-dealer's customary commissions. Broker-dealers, agents or the security holders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with sales of the resale shares. Any commission, discount or concession received by these broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act.

     Because the security holders may be deemed to be "underwriters" within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus that qualify for resale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus.

     The selling security holders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the security holders.

     The resale shares will be sold only through registered or licensed brokers or dealers if so required under applicable state securities laws. In addition, in certain states the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

     Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the security holders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the security holders or any other person. We will make copies of this prospectus available to the selling security holders and we have informed them of the requirement to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

     We will pay all costs, expenses and fees associated with the registration of the resale shares. The security holders will pay all commissions and discounts, if any, associated with the sale of the resale shares. The security holders may agree to indemnify any broker-dealer or agent that participates in sales of the resale shares against specified liabilities, including liabilities arising under the Securities Act. The security holders have agreed to indemnify certain persons, including us and broker-dealers and agents, against specified liabilities in connection with the offering of the resale shares, including liabilities arising under the Securities Act.

                                 USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the resale shares by the security holders. All proceeds from the sale of the resale shares will be solely for the accounts of the security holders.

                                     EXPERTS

     Ernst & Young LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2001, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

     KPMG Chartered Accountants, Dublin, Ireland, have audited the financial statements of Ivron Systems, Ltd. for the three years to December 31, 2000 included in our Form 8-K/A filed with the Securities and Exchange Commission on November 23, 2001, which are incorporated by reference in this prospectus and elsewhere in this registration statement. Ivron Systems, Ltd.'s financial statements are incorporated by reference in reliance on KPMG, Chartered Accountant's report, given on their authority as experts in accounting and auditing.

You should rely only on the                   ----------------------------------
information contained in this
prospectus. We have not authorized
anyone to provide you with
information different from that
contained in this prospectus or                       1,500,000 Shares
any prospectus supplement. This
prospectus is not an offer of
these securities in any
jurisdiction where an offer and
sale is not permitted. The                              Common Stock
information contained in this
prospectus is accurate only as
of the date of this prospectus,                           GENTNER
regardless of the time of                              COMMUNICATIONS
delivery of this prospectus or                          CORPORATION
any sale of our common stock.



                                              ----------------------------------

         TABLE OF CONTENTS
                              Page
                              ----
                                                         Prospectus
Our Business.....................2
Risk Factors ....................4
Where You Can Find More
    Information.................10            ----------------------------------
Disclosure Regarding Forward
    Looking Statements..........11
Security Holders................12
Plan of Distribution............15
Use of Proceeds.................17
Experts ........................17
                                                     December 11, 2001